UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

GeneDx Holdings Corp.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

81663L200
(CUSIP Number)

CMLS Holdings LLC Eli Casdin and Keith Meister c/o Corvex Management LP 667 Madison Avenue New York, New York 10065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CMLS Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

537,285 (1)(2)(3)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

537,285 (1)(2)(3)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,285 (1)(2)(3)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% (10)

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C-LSH LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

537,285 (1)(2)(3)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

537,285 (1)(2)(3)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,285 (1)(2)(3)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% (10)

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

M-LSH LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

537,285 (1)(2)(3)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

537,285 (1)(2)(3)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

537,285 (1)(2)(3)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% (10)

14.	TYPE OF REPORTING PERSON

HC, OO

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,411 (5)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,411 (5)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,411 (5)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (4)

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners FO1-MSV, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

432,902 (5)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

432,902 (5)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,902 (5)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (4)

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,963,509 (5)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,963,509 (5)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,963,509 (5)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% (4)

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casdin Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,411 (5)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,411 (5)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,411 (5)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0% (4)

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eli Casdin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

4,831 (7)(9)

8.	SHARED VOTING POWER

3,933,696 (1)(2)(3)(5)(9)

9.	SOLE DISPOSITIVE POWER

4,831 (7)(9)

10.	SHARED DISPOSITIVE POWER

3,933,696 (1)(2)(3)(5)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,938,527 (1)(2)(3)(5)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9% (10)

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keith A. Meister

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

3,768 (8)(9)

8.	SHARED VOTING POWER

3,011,066 (1)(2)(3)(6)(9)

9.	SOLE DISPOSITIVE POWER

3,768 (8)(9)

10.	SHARED DISPOSITIVE POWER

3,011,066 (1)(2)(3)(6)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,014,834 (1)(2)(3)(6)(8)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5% (10)

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	81663L200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corvex Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,473,781 (6)(9)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,473,781 (6)(9)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,473,781 (6)(9)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% (4)

14.	TYPE OF REPORTING PERSON

PN, IA

(1)	Includes 333,144 shares of Class A common stock of GeneDx Holdings Corp. (the “Issuer”), par value $0.0001 per share (“Shares”).
(2)	Includes 204,141 Shares issuable upon the exercise of 204,141 private placement warrants of the Issuer. On September 3, 2021, each private placement warrant became exercisable to purchase one Share at a price of $379.50 per share, subject to adjustment, as described in the definitive proxy statement of the Issuer (File No. 001-39482) filed with the U.S. Securities Exchange Commission (the “SEC”) on July 2, 2021.
(3)	CMLS Holdings LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the Shares held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin and Mr. Meister are the managing members of C-LSH LLC and M-LSH LLC, respectively. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Shares held directly by CMLS Holdings LLC.
(4)	Based on 26,150,866 Shares outstanding as of April 24, 2024, as reported in the Issuer’s Schedule 14A filed with the SEC on April 29, 2024. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to options, restricted stock units, or warrants held by such person or entity were deemed outstanding if such securities are currently vested, settled, or exercisable, or will vest, settle, or become exercisable. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.
(5)	Casdin Partners Master Fund, LP is the record holder of 2,963,509 shares reported herein. Casdin Partners FO1-MSV LP is the record holder of 432,902 shares reported herein. Casdin Capital, LLC is the investment adviser to Casdin Partners Master Fund, LP and Casdin Partners FO1-MSV LP, and Casdin Partners GP, LLC is the general partner of Casdin Partners Master Fund LP and Casdin Partners FO1-MSV LP. Eli Casdin is the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Shares held directly by Casdin Partners Master Fund, LP and Casdin Partners FO1-MSV LP.
(6)	The shares reflected as beneficially owned by Mr. Meister include 2,473,781 Shares owned by investment funds advised by Corvex Management, L.P., which may be deemed to be indirectly beneficially owned by Keith Meister by virtue of Mr. Meister’s control of the general partner of Corvex Management, L.P.
(7)	Includes 3,066 shares issuable upon the exercise of fully vested options and 1,765 Shares that were issued upon the vesting of restricted stock units, in each case that were granted to Mr. Casdin in connection with his service on the board of directors of the Issuer. Does not include shares underlying 8,816 unvested options and 5,828 unvested restricted stock units.
(8)	Includes 2,391 shares issuable upon the exercise of fully vested options and 1,377 Shares that were issued upon the vesting of restricted stock units, in each case that were granted to Mr. Meister in connection with his service on the board of directors of the Issuer. Does not include shares underlying 8,816 unvested options and 5,828 unvested restricted stock units.

(9)	Share amounts have been adjusted to reflect the impact of a 1-for-33 reverse stock split of the Issuer’s Shares that became effective on May 4, 2023.
(10)

Based on 26,150,866 Shares outstanding as of April 24, 2024, as reported in the Issuer’s Schedule 14A filed with the SEC on April 29, 2024 and 204,141 Shares issuable upon the exercise of 204,141 private placement warrants of the Issuer. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to options, restricted stock units, or warrants held by such person or entity were deemed outstanding if such securities are currently vested, settled, or exercisable, or will vest, settle, or become exercisable. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

This Amendment No. 7 (the “Amendment”) supplements the information set forth in the Schedule 13D (the “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 2, 2021, as amended as of January 19, 2022, May 3, 2022, December 5, 2022, February 1, 2023, April 20, 2023, and November 17, 2023 by CMLS Holdings LLC, Keith Meister, Eli Casdin and the other Reporting Persons named therein, relating to the shares of Class A common stock, par value $0.0001 per share (“Shares”), of GeneDx Holdings Corp. (formerly known as Sema4 Holdings Corp., the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Item 3 and 5 to the Schedule 13D are supplementally amended as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares listed in Exhibit B came from the working capital of Casdin Partners Master Fund L.P., an investment fund advised by Casdin Capital LLC, of which Mr. Casdin is the managing member. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer.

The information set forth in this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

Eli Casdin has the sole power to vote or direct the vote of 4,831 Shares and shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 3,933,696 Shares.

Keith Meister has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,768 Shares and shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,011,066 Shares.

Each of CMLS, C-LSH and M-LSH shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 537,285 Shares.

Each of Casdin Capital, LLC and Casdin Partners GP, LLC has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 3,396,411 Shares.

Casdin Partners Master Fund, L.P has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,963,509 Shares.

Casdin Partners FO1-MSV, LP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 432,902 Shares.

Corvex Management LP has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 2,473,781 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2024
(Date)

CMLS Holdings LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Manager
(Name/Title)

C-LSH LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

M-LSH LLC* By: /s/ Keith A. Meister
(Signature)

Keith A. Meister, Managing Member
(Name/Title)

Casdin Capital, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin

(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC* By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin*
Eli Casdin
/s/ Keith A. Meister*
Keith A. Meister
Casdin Partners FO1-MSV, LP* By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Corvex Management LP* By: /s/ Keith Meister
(Signature)

Keith Meister, Managing Partner
(Name/Title)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated May 31, 2024, relating to the Class A common stock, $0.0001 par value per share, of GeneDx Holdings Corp. shall be filed on behalf of the undersigned.

May 31, 2024
(Date)

CMLS Holdings LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Manager
(Name/Title)

C-LSH LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

M-LSH LLC By: /s/ Keith A. Meister
(Signature)

Keith A. Meister, Managing Member
(Name/Title)

Casdin Capital, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners Master Fund, L.P. By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Casdin Partners GP, LLC By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

/s/ Eli Casdin
Eli Casdin
/s/ Keith A. Meister
Keith A. Meister
Casdin Partners FO1-MSV, LP By: Casdin Partners GP, LLC, its general partner By: /s/ Eli Casdin
(Signature)

Eli Casdin, Managing Member
(Name/Title)

Corvex Management LP By: /s/ Keith Meister
(Signature)

Keith Meister, Managing Partner
(Name/Title)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

5/13/2024	Casdin Partners Master Fund, L.P.	Class A Common Stock	50,000		$23.3059
5/23/2024	Casdin Partners Master Fund, L.P.	Class A Common Stock	7,500		$19.5888 (1)
5/24/2024	Casdin Partners Master Fund, L.P.	Class A Common Stock	144,196		$20.1178 (2)
5/28/2024	Casdin Partners Master Fund, L.P.	Class A Common Stock	18,304		$20.6057
5/29/2024	Casdin Partners Master Fund, L.P.	Class A Common Stock	40,000		$21.0651 (3)

(1) The price reported in Column 4 is a weighted average price. These shares were bought in multiple transactions within the range of $19.5662 to $19.6341. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(2) The price reported in Column 4 is a weighted average price. These shares were bought in multiple transactions within the range of $20 to $20.55. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

(3) The price reported in Column 4 is a weighted average price. These shares were bought in multiple transactions within the range of $20.9752 to $21.1876. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.